Exhibit 3.01d

New York State

Department of State

Division of Corporations, State Records

and Uniform Commercial Code

41 State Street

Albany, NY 12231

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

MONRO MUFFLER BRAKE, INC.

Under Section 805 of the New York Business Corporation Law

1. The name of the Corporation is Monro Muffler Brake, Inc.

The Corporation was formed under the name Midas Service Corporation, Inc.

2. The Certificate of Incorporation was filed with the Department of State on October 5, 1959.

3. The amendment effected by this Certificate of Amendment is as follows:

The first sentence of Section 4 of the Certificate of Incorporation is hereby amended to increase the aggregate number of shares which the Corporation shall have the authority to issue from 49,900,000 to 69,900,000 and the number of shares of Common Stock authorized from 45,000,000 to 65,000,000. Such amendment shall be effected by deleting the first sentence of Section 4 of the Certificate of Incorporation and in its place substituting the following:

“4. The aggregate number of shares which the Corporation shall have the authority to issue is 69,900,000 shares, consisting of:

(1) 65,000,000 shares of Common Stock, $.01 par value per share (the “Common Stock”);

(2) 150,000 shares of Class C Convertible Preferred Stock, $1.50 par value per share (the “Class C Preferred Stock”); and

(3) 4,750,000 shares of serial preferred stock, $.01 par value per share (the “Serial Preferred Stock”).”

4. The Certificate of Amendment was authorized by the vote of the Board of Directors followed by the vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders followed by the unanimous written consent of the Corporation’s Class C Convertible Preferred Stock.

/s/ John W. Van Heel

Name: John W. Van Heel

Title:   President

/s/ Catherine D’Amico

Name: Catherine D’Amico

Title:   Executive Vice President – Finance,

            Chief Financial Officer, Secretary and Treasurer

77